UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended December 31, 2024

Naqi Logix Inc.
(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1055 W Hastings Street, Suite 1400

Vancouver, British Columbia, Canada V6E 2E9

(Full Mailing Address of Principal Executive Offices)

+1 (888) 627-4564

Issuer's Telephone Number, Including Area Code

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to "we," "us," "our" "Naqi Logix," or "Company" refer to Naqi Logix Inc. a British Columbia corporation.

Special Note Regarding Forward Looking Statements

We make statements in this Semi-annual Report on Form 1-SA that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "could", "expect," "anticipate," "intend," "may", "plan," "seek," "may," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-annual Report or in the information incorporated by reference into this Semi-annual Report.

The forward-looking statements included in this Semi-annual Report on Form 1-SA are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, our actual performance, results and achievements or outcomes could differ materially from those set forth in the forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-annual Report. All forward-looking statements are made as of the date of this Semi-annual Report on Form 1-SA, and the risk that actual results will differ materially from the expectations expressed in this Semi-annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Semi-annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-annual Report will be achieved.

Reporting Currency

Our reporting currency is the United States dollar ("USD"), and all amounts herein are expressed in United States dollars unless otherwise stated.

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview

Naqi Logix Inc. ("Naqi" or "the Company") was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on August 4, 2020. The Company corporate office is located at 1055 West Hastings Street, Suite 1400, Vancouver, BC V6E 2E9, Canada.

Naqi Logix is a neural technology company focused on developing a non-invasive human-machine interface platform that offers powerful new command and control capabilities as a wearable. Naqi has created a hardware-enabled software platform that provides a hands-free, voice-free, and screen-free human-machine interface within wearable devices.

The Company's platform consists of a non-invasive neural wearable currently embodied in an earbud, paired with its "Naqi Hub" application and its patented powerful "Invisible User Interface" ("IUI"). Naqi Logix's solution can be delivered via smart neural earbuds similar in form to the billions of earbuds being used by consumers today. Unlike brain or body implants, the Naqi earbud is external as it resides in the user's ear. No implant or invasive procedures are required to use the Naqi technology - it  is simply placed in the ear like a traditional earbud. It can be activated or deactivated, worn or not, depending upon the user's preference. The vast majority of use cases would not require any regulatory approval. In certain circumstances where the device might be used for a medical or assistive application, certain regulatory approvals may be required.

While there are very real and specific applications for neural brain or body implants, the Company's goal is to connect individuals to a digital realm with a simple, user-friendly wearable that anyone could use and benefit from. When using the wearable, the platform captures the intended actions by the user and translates those intentions into functional digital actions to help control the digital world around them.

Results from Operations for the six months ended December 31, 2024 and 2023

	Six months ended December 31,
	2024	2023

Consulting fees and salaries	814,979	558,979
Research and development ("R&D") expenses	885,766	443,551
Share-based compensation	1,190,471	112,582
Professional fees	263,528	200,813
Other loss	244,893	172,590
Net loss	3,399,637	1,488,515

Since inception, we have not generated any revenues from planned operations.

For the six month period ended December 31, 2024, we reported a net loss of $3,399,637 ($0.07 loss per share) compared to a net loss of $1,488,515 ($0.03 loss per share) for the six month period ended December 31, 2023.

Consulting fees and salaries

Consulting fees and salaries for the six month period ended December 31, 2024 and 2023 were $814,979 and $558,979 respectively.  The increase was due to the Company engaging a Chief Business Officer and a Chief Technology Officer as well as engaging additional external business development consultants.

R&D expenses

R&D expenses of $885,766 were incurred during the six month period ended December 31, 2024, compared with $443,551 incurred during the six month period ended December 31, 2023. The increase in R&D expenses in the current period is due to the Company increasing staffing as well as engaging external technology consultants as it concentrates its efforts in the Company's current focus which is the ongoing development of both hardware and software components of the platform and targeting various commercial applications.

Share-based compensation

Share-based compensation for the six month periods ended December 31, 2024 and 2023 was $1,190,471 compared to $112,582, respectively.  The increase in share based compensation is due to the immediate vesting clause for various options which were granted during the current period.

Professional fees

Professional fees of $263,528 were incurred during the six month period ended December 31, 2024, compared with $200,813 incurred during the six month period ended December 31, 2023. The increase in professional fees in the current period is primarily attributable to legal fees incurred in various corporate matters including the Company's Regulation A filing (File No. 024-12535) and patents filed, in addition to normal regulatory legal matters. This fees also include audit fees required under Regulation A filings.

Other expenses

Other expenses incurred during the six month period ended December 31, 2024 and 2023 were $244,893 and $172,590, respectively.  The increase is primarily related to marketing expenditures, including travel and conferences related to market its technology as well as office expenditures which have increased as the Company grows.

Liquidity and Capital Resources

As at December 31, 2024, the Company had $682,660 in cash and $25,257 in restricted cash. Currently, the Company's working capital requirements are approximately $360,000 per month. To date, in order to fund its ongoing operations, the Company has completed the following issuances of Common Shares:

  During the period ended December 31, 2024, the Company issued 517,518 Common Shares pursuant to a private placement at an offering price of $2.12 per share. The aggregate gross proceeds were approximately $1,097,138.
  Subsequent to December 31, 2024, the Company received qualification ("Qualification") from the United States Securities and Exchange Commission (the "SEC") for its Regulation A offering (File No. 024-12535) filed under the Securities Act of 1933, as amended ("Securities Act"), to issue up to 5,747,16 shares plus up to 1,149,425 bonus shares. The maximum offering amount is for the company to raise up to $15,000,000.

The Company's total capital as at December 31, 2024, which reflects the above transactions, is set forth in the table below.

As at December 31, 2024
($)
Cash	682,660
Net cash	682,660
Total accumulated deficit	(14,363,041)
Total accumulated deficit	(14,363,041)

During the six months ended December 31, 2024, the Company granted 1,230,000 stock options to certain officers and consultants. The options have a term of 10 years, and are exercisable at a price of $2.12 per share.

Since the Company has not commenced revenue generating operations, we may require additional capital for the development of its business operations and commercialization of the products it is currently developing or may develop in the future. The Company may not have adequate capital to fund our business and may need substantial additional funding to continue operations. The Company may not be able to raise capital when needed, if at all, which would force it to delay, reduce or eliminate its product development programs or commercialization efforts and could cause its business to fail."

As of and for the year ended June 30, 2024 and as of and for the six months ended December 31, 2024, the Company had no material commitments for capital expenditures. Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting research and development, and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $14,363,041 as of December 31, 2024.

The Company is a development stage company and does not earn any revenues. Accordingly, it is dependent on the external sources of capital as its sole source of operating working capital. The continuation of research and development activities is dependent upon its ability to successfully raise additional capital through debt, equity, or other sources of financing. Such financings may not be possible on terms acceptable to the company, or at all.

To fund its operations, subsequent to December 31, 2024, the Company received Qualification from the SEC for its Regulation A offering (File No. 024-12535) filed under the Securities Act to issue up to 5,747,16 shares plus up to 1,149,425 bonus shares at a price of $2.12 per share. The maximum offering amount the company will raise will be up to $15,000,000. In addition, the company may seek alternative methods of financing in order to support operations and growth.

Cash Position

As at December 31, 2024, we had a cash balance of $892,124, compared to $1,982,683 at June 30, 2024 and working capital deficit was $817,990 at December 31, 2024, compared to working capital of $306,477 at June 30, 2024.

As we continue to develop and have not begun generating revenue from the sale of our products and services, we have experienced net losses and negative cash flows from operating activities since incorporation, and we expect such losses and negative cash flows to continue in the foreseeable future. As at December 31, 2024, the Company had negative working capital of $817,990 and a cumulative loss since inception of $14,363,041. As a result, our continuance as a going concern is dependent upon our ability to obtain adequate financing and to reach profitable levels of operation upon commercialization of our products and services. It is not possible to predict whether financing efforts will be successful or if we will attain profitable levels of operations. Management believes it will be successful in raising the necessary funding to continue operations in the normal course of operations, however, there is no assurance that funds will continue to be available on acceptable terms or at all. Our financial statements do not reflect adjustments to the carrying value of assets and liabilities that would be necessary should we be unable to continue operations and such adjustments could be material

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Going Concern

These condensed interim financial statements of the Company for the six months ended December 31, 2024 and 2023 ("financial statements") have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and discharge liabilities in the normal course of business.

As at December 31, 2024, the Company has not generated any revenue, has an accumulated deficit and expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its corporate expenditures and discharge its liabilities in the normal course of business. Although the Company was successful in obtaining financing during prior periods, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous or acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These financial statements do not give effect to adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

Critical Accounting Policies and Estimates

This management's discussion and analysis of our financial condition and results of operations is based on our condensed interim consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB') and interpretations of the IFRS Interpretations Committee ("IFRIC"), including IAS 34, Interim Financial Reporting.

The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe there have been no significant changes in our critical accounting policies and estimates as discussed in our Annual Report on Form 1-K for the year ended June 30, 2024.

Subsequent events

Subsequent to December 31, 2024, the Company received Qualification from the SEC for its Regulation A offering ( File No. 024-12535) filed under the Securities Act to issue up to 5,747,16 shares at a price of $2.12 per share plus up to 1,149,425 bonus shares. The maximum offering amount is for the company to raise up to $15,000,000.

Trend Information

We are currently developing the Naqi Earbuds and Naqi Framework and have not commenced revenue-generating operations. Accordingly, we are unable to identify any significant recent trends in production, sales and inventory, costs, and selling prices, and, except as set forth below, we are unable to identify any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our future net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Our financial success will be dependent upon our ability to continue the research and development of the Naqi Earbuds and the Naqi Framework, which ability is, in turn, dependent on our liquidity and capital resources that will be available to fund such development and continuous research. Our liquidity and capital resources may vary substantially from period to period depending on a number of factors, including, without limitation, the number of research and development programs being undertaken at any one time, the stage of the development programs, and the availability of funding.

Item 2.  Other Information

None.

Item 3.  Financial Statements

Naqi Logix Inc.

Condensed Interim Financial Statements

For the six-month periods ended December 31, 2024, and 2023

(Unaudited)

(Expressed in US Dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed interim financial statements of Naqi Logix Inc. for the six months ended December 31, 2024, have been prepared by and are the responsibility of the Company's management.  In the opinion of management, all adjustments necessary have been reflected accordingly.

The auditor of Naqi Logix Inc. has not performed a review of the unaudited condensed interim statements of loss and comprehensive loss for the six-month period ended December 31, 2024.

Naqi Logix Inc.

Condensed Interim Statements of Financial Position

(Expressed in US dollars)

		December 31, 2024	June 30, 2024
		Unaudited	Audited
	Notes	$	$
ASSETS
Current assets
Cash		682,660	1,982,683
Restricted Cash	3	25,257	25,257
Prepaid expenses		45,823	41,672
Other receivables	4	154,471	-
Total current assets		908,211	2,049,612
Intangible assets	5	572,883	590,420
Total assets		1,481,094	2,640,032

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable & accrued liabilities	6 & 8	1,726,201	1,665,806
Deferred receipts		-	77,329
Total liabilities		1,726,201	1,743,135

Shareholders' (deficiency)/equity
Share capital	7	10,123,004	9,055,842
Common share reserve		3,994,930	2,804,459
Accumulated deficit		(14,363,041)	(10,963,404)
Total shareholders' (deficiency)/equity		(245,107)	896,897

Total liabilities and shareholders' (deficiency)/equity		1,481,094	2,640,032

Nature of operations and going concern - Note 1

Subsequent events - Note 10

APPROVED BY THE BOARD OF DIRECTORS

"Mark Godsy"	Director	"Gary Roshak"	Director

The accompanying notes are an integral part of these financial statements

Naqi Logix Inc.

Condensed Interim Statements of Loss and Comprehensive Loss
(Unaudited)

(Expressed in US dollars)

		For the six-months ended December 31
		2024	2023
	Notes	$	$

Expenses
Consulting fees and salaries		814,979	558,979
Research and development expenses	5	885,766	443,551
Office and other		183,440	96,379
Share-based compensation	7	1,190,471	112,582
Professional fees		263,528	200,813
Marketing and communications		46,171	63,617
Amortization and depreciation	5	17,537	17,537
Total expenses		3,401,892	1,493,458

Loss before other items		3,401,892	1,493,458

Foreign exchange gain/loss		(2,255)	(4,943)
Net loss and comprehensive loss for the period		3,399,637	1,488,515

Basic and diluted loss per share		0.03	0.02

Weighted average number of common shares outstanding, basic and diluted		47,795,454	50,664,524

The accompanying notes are an integral part of these financial statements

Naqi Logix Inc.

Condensed Interim Statements of Cash Flows
(Unaudited)
(Expressed in US dollars)

	For the six-months ended, December 31,
	2024	2023
	$	$
Cash flows used in operating activities
Loss for the period	(3,399,637)	(1,488,515)
Items not affecting cash:
Amortization of intangible assets	17,537	17,537
Share-based payment	1,190,471	112,582
	(2,191,629)	(1,358,396)
Changes in non-cash working capital items:
Restricted cash, receivables, prepaids	(158,622)	70,403
Accounts payable and accrued liabilities	60,395	(48,772)
Deferred receipts	(77,329)	-
	(2,367,185)	(1,336,765)

Cash flows provided by financing activities
Proceed from subscriptions received in advance	1,097,138	1,105,234
Share issuance costs	(29,976)	(62,157)
Repayment of promissory note	-	(98,612)
	1,067,162	944,465

Net change in cash and cash equivalents for the period	(1,300,023)	(392,300)
Cash and cash equivalents, beginning of period	1,982,683	1,284,424
Cash and cash equivalents, end of period	682,660	892,124

Breakdown of cash and cash equivalents and restricted cash
Cash and cash equivalents	682,660	892,124
Restricted cash	25,257	25,257
	707,917	917,381
Non-cash transactions:
Loss on fair value of convertible debentures	-	-
Accrued interest on convertible debentures	-	-
	-	-

The accompanying notes are an integral part of these financial statements

Naqi Logix Inc.

Condensed Interim Statements of Changes in Equity

(Expressed in US dollars)

	Number of shares issued	Share capital	Subscriptions Received	Common Share Reserve	Accumulated deficit	Total
	#	$	$	$	$	$
Balance at June 30, 2023	50,661,123	6,908,398	146,000	720,385	(7,201,696)	573,087
Shares issued in private placement	625,617	1,251,234	(146,000)	-	-	1,105,234
Share issuance costs	-	(62,157)	-	-	-	(62,157)
Share-based compensation	-	-	-	112,582	-	112,582
Net and comprehensive loss for the period	-	-	-	-	(1,488,515)	(1,488,515)
Balance at December 31, 2023	51,286,740	8,097,475	-	832,967	(8,690,211)	240,231
Shares issued in private placement	1,028,893	2,170,795	-	-	-	2,170,795
Share issuance costs	-	(1,212,423)	-	1,044,808	-	(167,615)
Repurchased and cancelled shares	(4,520,180)	(5)	-	-	-	(5)
Share-based compensation	-	-	-	926,684	-	926,684
Net and comprehensive loss for the period					(2,273,193)	(2,273,193)
Balance at June 30, 2024	47,795,453	9,055,842	-	2,804,459	(10,963,404)	896,897
Shares issued in private placement	517,518	1,097,138	-	-	-	1,097,138
Share issuance costs	-	(29,976)	-	-	-	(29,976)
Share-based compensation	-	-	-	1,190,471	-	1,190,471
Net loss and comprehensive loss	-	-	-	-	(3,399,637)	(3,399,637)
Balance at December 31, 2024	48,312,971	10,123,004	-	3,994,930	(14,63,041)	(245,107)

The accompanying notes are an integral part of these financial statements

Naqi Logix Inc.

Notes to the Condensed Interim Financial Statements
(Unaudited)
For the six months ended December 31, 2024, and 2023

(Expressed in US dollars)

1. Nature of operations and going concern

Naqi Logix Inc. (the "Company") was incorporated pursuant to the provisions of the Business Corporations Act of British Columbia on August 4, 2020.

The Company's principal activities include developing revolutionary technology and a platform that transforms inconspicuous micro-gestures into instant commands to control certain electronic devices.  Naqi is an early-stage technology company that focuses its research and development on novel, next-generation voice-free, hands-free and look-free device control methodologies that include micro-gestural, electromyography (EMG) and electroencephalography (EEG) input.  Naqi Logix Inc. is currently developing smart earbuds that will enable users to control information systems, devices and platforms in a completely non-tactile, invisible and silent manner.

Going concern uncertainty

These condensed interim financial statements of the Company for the six months ended December 31, 2024, and 2023 ("financial statements") have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and discharge liabilities in the normal course of business. The condensed interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

As at December 31, 2024, the Company has not generated any revenue, has an accumulated deficit and expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.  The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its corporate expenditures and discharge its liabilities in the normal course of business. Although the Company was successful in obtaining financing during prior periods, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous or acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These financial statements do not give effect to adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

The Company's corporate office is located at 1400-1055 West Hastings c/o Fehr & Associates, Vancouver, BC V6E 2E9, Canada.

2. Basis of preparation

Statement of compliance

These condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These should be read in conjunction with the Company's last audited annual financial statements as at and for the year ended June 30, 2024 ("last annual financial statements"). The accounting policies applied by the Company in these condensed interim financial statements are the same as those applied in the last annual financial statements.

Naqi Logix Inc.

Notes to the Condensed Interim Financial Statements
(Unaudited)
For the six months ended December 31, 2024, and 2023

(Expressed in US dollars)

2. Basis of preparation (continued)

Statement of compliance (continued)

These condensed interim financial statements do not include all the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company's financial position and performance since the last annual financial statements.  The Board of Directors approved the financial statements for issue on March 27, 2025.

Basis of measurement and functional currency

These financial statements have been prepared on a historical cost basis except for financial instruments measured at fair value. These financial statements are presented in US dollars, which is the functional currency of the Company.

Critical judgments in applying accounting policies

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies with the most significant effect on the amounts recognized in the Company's financial statements are as follows:

Going concern

In preparing these financial statements on a going concern basis, as is disclosed in Note 1 of these financial statements, Management's critical judgment is that the Company will be able to meet its obligations and continue its operations for the next twelve months from reporting date.

Estimated useful lives of intangible assets

The estimated useful lives of intangible assets are based on management's intentions, historical experience, internal plans and other factors as determined by management. The useful lives are reviewed on an annual basis and any revisions to the useful lives are accounted for prospectively.

3. Restricted Cash

The Company has a redeemable Guaranteed Investment Certificate (GIC) in the amount of C$25,000 as collateral for the corporate credit card.

4. Other receivables

	December 31, 2024	June 30, 2024
Other receivables	42,471	-
Grid note receivable (1)	112,000	-
Balance	154,471	-

(1) The note bears interest at 12% and is due 3 years from the date of issue. The note is convertible at the option of the holder to shares of the borrower. The note is measured at FVPL.

Naqi Logix Inc.

Notes to the Condensed Interim Financial Statements
(Unaudited)
For the six months ended December 31, 2024, and 2023

(Expressed in US dollars)

5. Intangible assets

	Intellectual Property	Patents	Total
	$	$	$
Cost
Balance, June 30, 2023, 2024 and December 31, 2024	455,049	218,251	673,300

Accumulated amortization
Balance, June 30, 2023	24,162	23,644	47,806
Amortization	24,162	10,912	35,074
Balance, June 30, 2024	48,324	34,556	82,880
Amortization	12,081	5,456	17,537
Balance, December 31, 2024	60,405	40,012	100,417

Carrying amount
At June 30, 2024	406,725	183,695	590,420
At December 31, 2024	394,644	178,239	572,883

Naqi Logics LLC Asset Purchase Agreement

On April 12, 2021, the Company entered into an arms-length asset purchase agreement (the "APA") to purchase the patents, vendor technology, vendor intellectual property and know-how (the "Purchase Assets") from Naqi Logics LLC ("LLC") (the "Naqi Technology").  Pursuant to the APA, the Company agreed to pay a purchase price of $311,787 in cash.

Also pursuant to the APA, the Company entered into a royalty agreement with LLC for a royalty payable to LLC of up to $5,000,000 (the "LLC Royalty Agreement"). Under the LLC Royalty Agreement, the Company has agreed to pay at the end of each calendar quarter, 2.5% of Net Revenues up to $300,000 per calendar quarter.  Upon the fulfillment of royalty payments of $300,000, the LLC royalty will automatically increase to 5% of Net Revenues, which will continue until the Company has paid an aggregate LLC royalty equal to $5,000,000.  As at December 31, 2024, the Company has not earned any revenues nor accrued any royalty liability.

The LLC Royalty liability assumed upon the acquisition of the Naqi Technology has been recorded at management's estimate of its fair value of $nil on the acquisition date.  Management has also estimated the fair value of the LLC Royalty liability at $nil at December 31, 2024 and June 30, 2024.

Harrisburg University Independent Contractor and Royalty Agreement

On April 12, 2021, the Company signed an independent contractor agreement with Harrisburg University of Science and Technology (the "University Royalty Agreement"). As partial consideration for the University providing certain services, if and when revenue is earned, the Company will pay at the end of each calendar quarter, 2.5% of Net Revenues up to $300,000.  Upon the fulfillment of royalty payments of $300,000 the obligation to pay University Royalties will cease completely.  Management has recorded the assumption of the liability under the University Royalty Agreement at $nil on April 12, 2021, and as at December 31, 2024, and June 30, 2024.

Smart Rotamach Private Limited Technology Purchase Agreement

On April 14, 2021, the Company entered into a technology purchase agreement (the "TPA") with an unrelated party to purchase the Rotamach Technology and all related information and material that relates to sensing, monitoring, measuring and interpreting user information for cash of $361,513.

Naqi Logix Inc.

Notes to the Condensed Interim Financial Statements
(Unaudited)
For the six months ended December 31, 2024, and 2023

(Expressed in US dollars)

5. Intangible assets (continued)

Innovative Solutions Canada

On September 8, 2023 the Company was awarded a contract with the Innovative Research Solutions division of the Government of Canada ("ISC"). The ISC Testing Stream ("ISC-TS") is a research and development procurement program aimed at procuring, testing and evaluation pre-commercialized goods and services in the late stages of development.

Under the ISC-TS innovators are matched with a federal government department to participate in testing of an innovation. The Government purchases the innovation from the innovator and provides funding support for selected innovator costs associated with the testing being done by a federal testing department.

Under this program, the Company was entitled to receive up to C$1,194,885 as reimbursement of certain pre-established R&D expenditures. As at June 30, 2024 the Company has received a total of $709,072 (C$962,806), of this amount. The Company has included as research and development reimbursement $631,743 (C$857,806) and $77,329 (C$105,000) deferred reimbursement for certain required milestones the Company completed during the period ended December 31, 2024.

6. Accounts payable and accrued liabilities

	December 31, 2024	June 30, 2024
Accounts payable	1,474,989	1,171,840
Accrued liabilities	251,209	493,966
Balance	1,726,201	1,665,806

7. Share capital

a) Authorized: Unlimited common shares without par value.

b) Shares issued

Common shares issued and outstanding: 48,312,971 (June 30, 2024 - 47,795,453).

During the six months period ended December 31, 2024, the Company:

a) Completed a qualified financing through a non-brokered private placement by issuing 517,518 common shares at a price $2.12 per share for gross proceeds of $1,097,138. The Company paid $29,976 for share issuance cost related to the issuance of these shares.

During the year ended June 30, 2024, the Company:

i. Issued 625,617 shares at a price $2.00 per share for total proceeds of $1,251,234 related to a Regulation A financing. The total cost of issuance was $67,157.

ii. Issued 87,150 shares at a price $2.00 per share for total proceeds of $174,300 related to a private placement.

iii. Issued 941,743 shares at a price $2.12 per share for total proceeds of $1,996,495 related to a private placement. The Company paid finders fees of $139,754, issued 566,483 warrants and incurred legal and other fees related to the financing of $22,861. The warrants were valued at $1,044,808 using the Black-Scholes Option Pricing Model with the following assumptions:  volatility of 137%, interest rate of 3.52%, expected life of 5 years and dividend yield of nil; and

Naqi Logix Inc.

Notes to the Condensed Interim Financial Statements
(Unaudited)
For the six months ended December 31, 2024, and 2023

(Expressed in US dollars)

7. Share capital (continued)

iv. During the year ended June 30, 2024 the Company repurchased and cancelled 4,520,180 funders and giftee shares for total consideration of $4.52.  These shares were repurchased pursuant to the terms of the original founders and giftee shares where the holders were required to provide continuous services to the Company. As the holders have not provided the Company with the required services, the agreement called for the shares be repurchased by the Company at its original price of $0.000001 per share.

c) Stock options

The Company has an incentive share option plan (the "Plan").  Under the Plan a total of 9,694,775 of the Company's outstanding common shares are reserved for the issuance of share options to directors, officers, employees, and consultants. The terms of each option award are fixed by the directors at the time of grant. Share options awarded have a maximum term of ten years. Share options vest over various time periods from the grant date to ten years at the discretion of the board of directors.

A summary of the Company's share option activity since inception and outstanding on December 31, 2024, is as follows:

	Share options	Weighted average exercise price ($)
Balance, June 30, 2023	3,100,000	1.60
Forfeited	1,000,000	1.84
Cancelled	(350,000)	1.60
Balance, June 30, 2024	3,750,000	1.66
Granted	1,230,000	2.12
Balance, December 31, 2024	4,980,000	1.78

The total number of options exercisable is 3,143,048.

The fair value of stock options granted during the six months ended December 31, 2024, was estimated using a Black-Scholes option pricing model with the following inputs:

	December 31, 2024	June 30, 2024
Risk-free interest rate (average)	3.08%	3.27%
Estimated volatility (average)	137%	137%
Expected life (average)	10 Years	10 Years
Fair value of shares (average)	$2.12	$2.00
Forfeiture rate (average)	Nill	Nill
Dividend rate (average)	Nill	Nill

During the six-months ended December 31, 2024, $ 1,190,471 (2024 - $112,582) was recorded to share-based compensation expense resulting from amortization of the prior year's options.

Naqi Logix Inc.

Notes to the Condensed Interim Financial Statements
(Unaudited)
For the six months ended December 31, 2024, and 2023

(Expressed in US dollars)

8. Related party transactions

The Company considers a person or entity a related party if they are a member of key management personnel, including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are controlled by related parties. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company entered into the following related party transactions during the three and six-month periods ended December 31, 2024, and 2023:

(i) Transactions with Key Management Personnel:

The following amounts were incurred with respect to Key Management Personnel; being the Company's CEO, CFO, COO and CIO:

	Six months ended December 31,
	2024	2023
	$	$
Consulting fees to key management personnel	372,793	209,489
Share-based compensation	290,337	7,872
	663,130	217,361

As at December 31, 2024, $309,255 (2023 - $359,987) was payable to directors, officers or their related companies, and was included in accounts payable and accrued liabilities.

Key management includes directors and executive officers of the Company. During the six-months ended December 31, 2024, no compensation other than that disclosed above was paid or payable for key management services.

9. Financial instruments

Classification of financial instruments

The Company's financial instruments consist of cash, restricted cash, accounts payable and accrued liabilities. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost. The fair values of financial assets and liabilities approximate the carrying values due to their relatively short-term nature.

Financial and capital risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors.

The Board of Directors has overall responsibility for the determination of the Company's risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company's competitiveness and flexibility.

Discussions of risks associated with financial assets and liabilities are detailed below:

Naqi Logix Inc.

Notes to the Condensed Interim Financial Statements
(Unaudited)
For the six months ended December 31, 2024, and 2023

(Expressed in US dollars)

9. Financial instruments (continued)

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a cash loss is limited as the Company's liabilities are either non-interest bearing or have fixed interest rates. The Company considers this risk to be low.

b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  Credit risk arises from cash held with banks and financial institutions. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers credit risk with respect to its cash to be low as cash is held through large Canadian financial institutions.

c) Liquidity risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities. Accounts payable and accrued liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company has a working capital deficit of $817,990 as at December 31, 2024. Liquidity risk is assessed as high.

10. Subsequent event

Subsequent to December 31, 2024, the Company filed and received acceptance for its filing of a Regulation A offering circular under the securities act of 1933 to issue up to 5,747,16 shares at a price of $2.12 per share plus up to 1,149,425 bonus shares. The maximum offering amount is for the company to raise up to $15,000,000.

Item 4.  Exhibits

Exhibit No.	Description

Exhibit 2.1	Certificate of Incorporation of Naqi Logix Inc (incorporated by reference to Exhibit 2.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 2.2	Certificate of Change of Name (incorporated by reference to Exhibit 2.2 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 2.3	Bylaws of Naqi Logix Inc (incorporated by reference to Exhibit 2.3 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 3.1	Form of Shareholder Rights Agreement of Naqi Logix Inc (incorporated by reference to Exhibit 3.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 3.2	Form of Right of First Refusal and Co-sale Agreement of Naqi Logix Inc (incorporated by reference to Exhibit 3.2 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 3.3	Form of Voting Agreement of Naqi Logix Inc (incorporated by reference to Exhibit 3.3 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 on the Company's Form 1-A/A (File No. 024-12535) filed on February 26, 2025).

Exhibit 5.1	Form of Voting Trust Agreement (incorporated by reference to Exhibit 5.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 6.1+	Contract dated August 9, 2023 between Naqi Logix Inc. and Public Services and Procurement Canada (incorporated by reference to Exhibit 6.2 on the Company's Form 1-SA (File No. 24R-00694) filed on March 28, 2024)

Exhibit 6.2+	Amendment No. 1 dated November 1, 2024 to Contract originally dated August 9, 2023 between Naqi Logix Inc. and Public Services and Procurement Canada (incorporated by reference to Exhibit 6.3 on the Company's Form 1-SA (File No. 24R-00694) filed on March 28, 2024)

Exhibit 6.3	Naqi Logix Inc. Equity Incentive Plan December 31, 2021 (incorporated by reference to Exhibit 6.3 on the Company's Form 1-A (File No. 024-12535) filed on November 26, 2024)

Exhibit 6.4	Credit Card Services Agreement (incorporated by reference to Exhibit 6.4 on the Company's Form 1-A (File No. 024-12535) filed on November 26, 2024)

Exhibit 6.5	Services Agreement (incorporated by reference to Exhibit 6.5 on the Company's Form 1-A (File No. 024-12535) filed on November 26, 2024)

Exhibit 6.6	Employment Agreement between Naqi Logix Inc. and Sandeep Kumar Arya (incorporated by reference to Exhibit 6.6 on the Company's Form 1-A/A (File No. 024-12535) filed on February 26, 2025)

Exhibit 6.7	Independent Contractor Agreement between Naqi Logix Inc. and 0711626 B.C. Ltd. (incorporated by reference to Exhibit 6.7 on the Company's Form 1-A/A (File No. 024-12535) filed on February 26, 2025)

Exhibit 6.8	Amendment No. 1 to Independent Contractor Agreement between Naqi Logix Inc. and 0711626 B.C. Ltd. (incorporated by reference to Exhibit 6.8 on the Company's Form 1-A/A (File No. 024-12535) filed on February 26, 2025)

Exhibit 6.9	Employment Agreement between Naqi Logix Inc. and David Segal (incorporated by reference to Exhibit 6.9 on the Company's Form 1-A/A (File No. 024-12535) filed on February 26, 2025)

Exhibit 6.10	Independent Contractor Agreement between Naqi Logix Inc. and Results Forge, LLC (incorporated by reference to Exhibit 6.10 on the Company's Form 1-A/A (File No. 024-12535) filed on February 26, 2025)

Exhibit 6.11	Amendment No. 1 to Independent Contractor Agreement between Naqi Logix Inc. and Results Forge, LLC (incorporated by reference to Exhibit 6.11 on the Company's Form 1-A/A (File No. 024-12535) filed on February 26, 2025)

Exhibit 6.12	Engagement letter between Naqi Logix Inc. and Fehr & Associates Ltd. (incorporated by reference to Exhibit 6.12 on the Company's Form 1-A/A (File No. 024-12535) filed on February 26, 2025)

Exhibit 6.13+	Employment Agreement between Naqi Logix Inc. and Zavier Alexander (incorporated by reference to Exhibit 6.13 on the Company's Form 1-A/A (File No. 024-12535) filed on February 26, 2025)

Exhibit 8.1	Escrow Agreement (incorporated by reference to Exhibit 8.1 on the Company's Form 1-A (File No. 024-12535) filed on November 26, 2024)

+ Certain confidential information contained in this Exhibit has been redacted pursuant to the Instruction to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on March 28, 2025.

Naqi Logix Inc.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this Semi-Annual Report on Form 1-SA has been signed below by the following persons on behalf of Naqi Logix Inc. and in the capacities and on the dates indicated.

By: /s/ Mark Godsy	March 28, 2025
Name: Mark Godsy
Title: Chief Executive Officer and Director (Principal Executive Officer)

By: /s/ Xavier Wenzel	March 28, 2025
Name: Xavier Wenzel
Title: Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

By: /s/ John Ochipinti	March 28, 2025
Name: John Occhipinti
Title: Director

By: /s/ Gary Roshak	March 28, 2025
Name: Gary Roshak
Title: Director

By: /s/ Sam Sullivan	March 28, 2025
Name: Sam Sullivan
Title: Director